AUSTIN GOLD CORP.

CONDENSED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022

(Expressed in United States dollars)

AUSTIN GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
Unaudited - Expressed in United States dollars

		March 31,	December 31,
	Note	2023	2022
		(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	9	$3,877,896	$630,623
Short-term investments	3	8,060,627	11,649,079
Receivables and other	4	61,420	211,285
		11,999,943	12,490,987
Non-current assets
Marketable securities		14,507	16,473
Exploration and evaluation ("E&E") assets	5	2,592,426	2,369,034
Property and equipment		1,093	1,181
Total assets		$14,607,969	$14,877,675
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	6 , 8	$213,429	$97,825
		213,429	97,825
SHAREHOLDERS' EQUITY
Share capital	7	16,329,958	16,329,958
Other reserves	7	2,145,019	2,044,692
Accumulated other comprehensive income (loss) ("AOCI")		(574,949)	(574,949)
Deficit		(3,505,488)	(3,019,851)
		14,394,540	14,779,850
Total liabilities and shareholders' equity		$14,607,969	$14,877,675
Nature of operations and going concern	1
Commitments	11
Subsequent events	13

Approved on behalf of the Board of Directors:

"Benjamin D. Leboe"	"Joseph J. Ovsenek"
Benjamin D. Leboe	Joseph J. Ovsenek
Chair of the Audit Committee and Director	Chairman and Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

AUSTIN GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
Unaudited - Expressed in United States dollars, except for share data

		For the three months ended
		March 31,	March 31,
	Note	2023	2022
Administrative expenses
Professional fees		$129,760	$56,298
Management and consulting fees		126,323	1,185
Insurance		93,421	2,336
Share-based compensation	7	86,000	-
Listing and filing fees		83,328	1,919
Investor relations and marketing		33,905	31
Shareholder information		23,211	450
Travel expenses		7,009	1,856
General and administrative		4,803	2,222
Depreciation		88	135
Operating loss		(587,848)	(66,432)
Unrealized fair value loss on marketable securities		(1,966)	(82,332)
Foreign exchange gain (loss)		593	(1,868)
Interest and finance income		103,584	-
Net loss for the period		$(485,637)	$(150,632)
Other comprehensive income (loss), net of tax
Items that may be subsequently reclassified to earnings or loss:
Currency translation adjustments		-	22,374
Comprehensive loss for the period		$(485,637)	$(128,258)
Loss per share - basic and diluted		$(0.04)	$(0.02)
Weighted average number of shares		13,271,750	9,517,000

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

AUSTIN GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
Unaudited - Expressed in United States dollars

		For the three months ended
		March 31,	March 31,
	Note	2023	2022
Cash flows used in operating activities
Net loss for the period		$(485,637)	$(150,632)
Items not affecting cash:
Depreciation		88	135
Interest and finance income		(103,584)	-
Share-based compensation	7	86,000	-
Unrealized fair value loss on marketable securities		1,966	82,332
Unrealized foreign exchange gain		(181)	-
Changes in non-cash working capital items:
Receivables and other		170,162	(5,364)
Accounts payable and accrued liabilities		115,557	(15,096)
Net cash used in operating activities		(215,629)	(88,625)
Cash flows generated by (used in) investing activities
Expenditures on E&E assets		(208,772)	(36,592)
Interest received		171,508	-
Purchase of short-term investments		(6,500,000)	-
Redemption of short-term investments		10,000,000	-
Net cash generated by (used in) investing activities		3,462,736	(36,592)
Increase (decrease) in cash and cash equivalents for the period		3,247,107	(125,217)
Cash and cash equivalents, beginning of period		630,623	1,094,550
Effect of foreign exchange rate changes on cash and cash equivalents		166	14,278
Cash and cash equivalents, end of period		$3,877,896	$983,611
Supplemental cash flow information	9

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

AUSTIN GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Unaudited - Expressed in United States dollars, except for share data

	Note	Number of common shares	Share capital	Other reserves	AOCI	Deficit	Total
Balance - December 31, 2021		9,517,000	$2,714,755	$1,624,053	$143,972	$(1,951,460)	$2,531,320
Currency translation adjustments		-	-	-	22,374	-	22,374
Loss for the period		-	-	-	-	(150,632)	(150,632)
Balance - March 31, 2022		9,517,000	$2,714,755	$1,624,053	$166,346	$(2,102,092)	$2,403,062
Balance - December 31, 2022		13,271,750	$16,329,958	$2,044,692	$(574,949)	$(3,019,851)	$14,779,850
Value assigned to share options and warrants vested	7	-	-	100,327	-	-	100,327
Loss for the period		-	-	-	-	(485,637)	(485,637)
Balance - March 31, 2023		13,271,750	$16,329,958	$2,145,019	$(574,949)	$(3,505,488)	$14,394,540

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

AUSTIN GOLD CORP. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2023 and 2022 Expressed in United States dollars, except for share data

1. NATURE OF OPERATIONS AND GOING CONCERN

(a) Nature of operations

Austin Gold Corp. (the "Company") was incorporated on April 21, 2020, in British Columbia ("BC"), Canada. The Company is a reporting issuer in BC and its common shares are traded on the NYSE American stock exchange under the symbol "AUST". The Company's registered office is the 9th Floor, 1021 West Hastings Street, Vancouver, BC, Canada, V6E 0C3.

The Company is focused on the acquisition, exploration and development of mineral resource properties primarily in the western United States of America ("USA").

The Company has not yet determined whether its mineral resource properties contain mineral reserves that are economically recoverable. The continued operation of the Company is dependent upon the preservation of its interest in its properties, the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of such properties and upon future profitable production or proceeds from the disposition of such properties.

(b) Going concern assumption

These condensed interim consolidated financial statements are prepared on a going concern basis, which contemplates that the Company will be able to meet its commitments, continue operations and realize its assets and discharge its liabilities in the normal course of business for at least twelve months from March 31, 2023. The Company has incurred ongoing losses and expects to incur further losses in the advancement of its business activities. For the three months ended March 31, 2023, the Company incurred a net loss of $485,637 and used cash in operating activities of $215,629. As at March 31, 2023, the Company had cash and cash equivalents of $3,877,896, a working capital (current assets less current liabilities) surplus of $11,786,514 and an accumulated deficit of $3,505,488.

The operations of the Company have primarily been funded by the issuance of common shares. These condensed interim consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

Management estimates its current working capital will be sufficient to fund its current level of activities for at least the next twelve months.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.

AUSTIN GOLD CORP. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2023 and 2022 Expressed in United States dollars, except for share data

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company's significant accounting policies applied in these condensed interim consolidated financial statements are the same as those disclosed in Note 3 of the Company's annual consolidated financial statements as at and for the years ended December 31, 2022 and 2021. These condensed interim consolidated financial statements should be read in conjunction with the Company's most recent audited annual consolidated financial statements.

The functional currency of the Company and its subsidiary is the United States dollar ("USD" or "US$"). The presentation currency of these condensed interim consolidated financial statements is USD.

These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on May 10, 2023.

(b) Significant accounting estimates and judgments

The preparation of financial statements requires the use of accounting estimates. It also requires management to exercise judgment in the process of applying its accounting policies. Estimates and policy judgments are regularly evaluated and are based on management's experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant accounting policy judgments include:

  The assessment of the Company's ability to continue as a going concern which requires judgment related to future funding available to identify new business opportunities and meet working capital requirements, the outcome of which is uncertain (refer to Note 1b); and
  The application of the Company's accounting policy for impairment of E&E assets which requires judgment to determine whether indicators of impairment exist including factors such as the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further E&E of resource properties are budgeted and evaluation of the results of E&E activities up to the reporting date. Management assessed impairment indicators for the Company's E&E assets and has concluded that no impairment indicators exist as of March 31, 2023.

(c) New accounting standards and recent pronouncements

There are no other IFRS standards or International Financial Reporting Interpretations Committee interpretations that are not yet effective or early adopted that are expected to have any impact on the Company.

AUSTIN GOLD CORP. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2023 and 2022 Expressed in United States dollars, except for share data

3. SHORT-TERM INVESTMENTS

	March 31,	December 31,
	2023	2022
Term deposits	$6,541,980	$10,144,301
Redeemable short-term investment certificates ("RSTICs")	1,518,647	1,504,778
	$8,060,627	$11,649,079

The term deposits mature on August 14, 2023 and February 14, 2024 and the RSTICs mature on November 29, 2023.

4. RECEIVABLES AND OTHER

	March 31,	December 31,
	2023	2022
Prepaid expenses and deposits	$48,362	$176,703
Tax receivables	13,058	34,582
	$61,420	$211,285

5. E&E ASSETS

The E&E assets of the Company, by property and nature of expenditure, as of March 31, 2023 were as follows:

	Kelly Creek	Fourmile Basin	Lone Mountain	Miller	Stockade Mountain	Total
Balance - December 31, 2022	$914,879	$704,531	$350,738	$302,840	$96,046	$2,369,034
E&E expenditures:
Acquisition costs	-	-	-	25,000	-	25,000
Assays	6,012	23,883	-	-	-	29,895
Consulting	-	15,938	10,200	4,463	2,655	33,256
Drilling	-	108,294	-	-	-	108,294
Field supplies and rentals	-	259	-	-	-	259
Finders' fees	-	-	-	7,500	-	7,500
Share-based compensation	2,866	2,865	2,866	2,865	2,865	14,327
Travel	-	4,861	-	-	-	4,861
Total E&E expenditures	8,878	156,100	13,066	39,828	5,520	223,392
Balance - March 31, 2023	$923,757	$860,631	$363,804	$342,668	$101,566	$2,592,426

Acquisition costs include pre-production payments, lease payments and advanced royalty payments in accordance with the terms of the property agreements.

AUSTIN GOLD CORP. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2023 and 2022 Expressed in United States dollars, except for share data

5. E&E ASSETS (Continued)

(a) Kelly Creek Project (Nevada, USA)

The Company entered into an agreement with Pediment Gold LLC ("Pediment"), a subsidiary of Nevada Exploration Inc. ("NGE"), for an option to earn up to a 70% interest in a joint venture on the Kelly Creek Project. The Company may exercise the option to earn a 51% interest by incurring the following minimum annual E&E expenditures on the project:

September 1, 2022	C$750,000(1)	Complete
June 1, 2023	C$1,000,000	In progress
June 1, 2024	C$1,500,000	In progress
June 1, 2025	C$1,500,000	In progress

(1) $400,000 must be spent on geophysics, geochemistry, drilling or other mutually agreed program.

The Company has the option to increase its participating interest by an additional 19% to a total of 70% by incurring additional annual E&E expenditures in the amount of C$1,500,000 before each of June 1, 2026, June 1, 2027 and June 1, 2028 and by delivering a pre-feasibility study prior to June 1, 2029.

At Pediment's election, within 120 days of the approval by the joint venture of a feasibility study, the Company will be obligated to provide NGE's portion of any debt financing or arrange for third party financing of NGE's portion of any debt financing required to construct a mine on the project in consideration for the transfer by Pediment to the Company an additional 5% interest in the joint venture.

There are minimum annual royalty payments required by the Company as part of two underlying agreements within the Kelly Creek Project including: (i) the Genesis agreement and (ii) the Hot Pot agreement.

Under the Genesis agreement, the joint venture has the option to purchase 100% of the Genesis claims for $1,500,000 (as adjusted for inflation), subject to a 1.5% net smelter return royalty and the following advance royalty payments:

October 1, 2020	$20,000	Paid
October 1, 2021	$20,000	Paid
October 1, 2022	$20,000	Paid
October 1, 2023 and every year thereafter	$50,000(1)

(1) In accordance with the terms of the agreement, the amount will be adjusted for inflation.

Cumulative advanced royalty payments will be credited against royalty payment obligations and the purchase price. The net smelter return royalty can be reduced by 50% to 0.75% upon payment of $750,000 (as adjusted for inflation).

Under the Hot Pot agreement, the Company is subject to the following minimum payments:

September 16, 2021	$30,000	Paid
September 16, 2022	$30,000	Paid
September 16, 2023 and every year thereafter	$30,000

AUSTIN GOLD CORP. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2023 and 2022 Expressed in United States dollars, except for share data

5. E&E ASSETS (Continued)

Any mineral production on the claims is subject to a 3.0% net smelter return royalty which can be reduced to 2.0% upon payment of $2,000,000. The Hot Pot lease and any additional property within 2.5 miles of the original boundary of the claims is also subject to 1.25% net smelter return royalty in favour of Battle Mountain Gold Exploration Corporation.

Subsequent to March 31, 2023, on May 3, 2023, the Company and Pediment agreed to amend the terms of the option to enter joint venture agreement. Refer to Note 13 for further details.

(b) Fourmile Basin Property (Nevada, USA)

The Company entered into a mineral lease agreement with La Cuesta International, Inc. ("LCI") on the Fourmile Basin Property. Under the terms of the agreement, the Company is subject to the following pre-production payments:

June 18, 2020	$25,000 33,333 common shares	Paid Issued
December 18, 2020	$5,000	Paid
June 18, 2021	$10,000	Paid
December 18, 2021	$10,000	Paid
June 18, 2022	$15,000	Paid
December 18, 2022 and every six months thereafter	$20,000	Paid

In addition, the Company is required to incur the following minimum E&E expenditures on the property:

Year 1 from date of agreement	$30,000	Complete
Year 2 to Year 3 from date of agreement	$50,000	Complete

The Company is required to pay a production royalty of 2.0% of the net smelter returns for claims 100% owned by LCI and 0.5% of the net smelter returns for third party claims within LCI's area of influence. Payments to LCI totaling $10,000,000 in any combination of pre-production payments, production or minimum royalties will reduce the production royalties by 50% to 1.0% and 0.25%, respectively. Pre-production payments are deductible against future production royalties.

Under the terms of the Fourmile Basin mineral lease agreement, the Company is required to fulfill obligations to NexGen Mining Inc. ("NexGen") which holds certain properties within the Fourmile Basin lease boundary. Under the agreement, the Company is subject to the following cash advanced royalty payments:

October 24, 2020	$10,000	Paid
October 24, 2021	$15,000	Paid
October 24, 2022	$20,000	Paid
October 24, 2023 and every year thereafter	$25,000

AUSTIN GOLD CORP. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2023 and 2022 Expressed in United States dollars, except for share data

5. E&E ASSETS (Continued)

The Company is required to incur the following minimum E&E expenditures on the property:

October 24, 2020	$5,000	Complete
October 24, 2021	$10,000	Complete
October 24, 2022	$15,000	Complete
October 24, 2023	$20,000	In progress
October 24, 2024 and every year thereafter	$20,000	In progress

Any mineral production on the NexGen claims is subject to a 2.0% net smelter return royalty. The net smelter return royalty can be reduced by 1.0% for $250,000 and the remaining 1.0% for $500,000.

Subsequent to March 31, 2023, on April 13, 2023, the Company terminated the mineral lease and option agreement for the Fourmile Basin Property. As a result of the termination of the mineral lease and option agreement, the Company will write-off $860,631 capitalized to the Fourmile Basin Property as of March 31, 2023, and any expenditures incurred subsequent to March 31, 2023, in the second quarter of 2023.

(c) Lone Mountain Property (Nevada, USA)

The Company entered into a mineral lease agreement with option to purchase the Lone Mountain Project with NAMMCO. Under the terms of the agreement, the Company is subject to the following pre-production payments:

Signing of the lease	$80,000	Paid
November 1, 2021	$30,000	Paid
November 1, 2022	$20,000	Paid
November 1, 2023	$20,000
November 1, 2024	$30,000
November 1, 2025 and every year thereafter(1)	$30,000

(1) Pre-production payments increase by $10,000 every year after November 1, 2025 to a maximum of $200,000.

The Company is required to incur the following minimum E&E expenditures on the property:

September 1, 2024	$150,000	In progress
September 1, 2025	$250,000	In progress
September 1, 2026	$300,000	In progress
September 1, 2027	$300,000	In progress
September 1, 2028	$400,000	In progress
September 1, 2029(1)	$400,000	In progress

(1) The work commitment terminates when $1,800,000 has been spent on the property.

Any mineral production on the claims is subject to a 3.0% net smelter return royalty. The net smelter return royalty can be reduced by 0.5% to 2.5% for $2,000,000. The Company has the option to purchase the entire interest in the project, except for the royalty, once there is a discovery of at least 500,000 ounces of gold (or equivalent in other metals) or a pre-feasibility study has been completed. The Company may exercise this option by payment of $2,000,000, reduced by the pre-production payments paid to the date of purchase.

AUSTIN GOLD CORP. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2023 and 2022 Expressed in United States dollars, except for share data

5. E&E ASSETS (Continued)

(d) Miller Project (Nevada, USA)

The Company entered into a mineral lease agreement with the option to purchase the Miller Project with Shea Clark Smith and Gregory B. Maynard on February 1, 2021. Under the terms of the agreement, the Company is subject to the following annual lease payments:

Signing of the lease	$50,000 5,000 common shares	Paid Issued
February 1, 2022	$25,000	Paid
February 1, 2023	$25,000	Paid
February 1, 2024 and every year thereafter	$30,000(1)

(1) Lease payments of $30,000 are required every year after February 1, 2024, until a total of $500,000 has been paid.

The Company is required to drill 2,000 meters by November 4, 2023 and an additional 3,000 meters by May 4, 2025.

The Company has the option to purchase the lease outright at any time for $500,000 less cumulative lease payments to the date of purchase. Any mineral production on the claims is subject to a 2.0% net smelter return royalty and third-party claims acquired within the area of influence are subject to a 0.5% net smelter return royalty. The 2.0% net smelter return royalty can be reduced by 50% to 1.0% for $2,000,000.

The Miller Project was recommended to the Company by Bull Mountain Resources, LLC ("BMR"). As a result, the Company is required to make finders' fee payments in accordance with the introductory agent agreement (refer to Note 11).

The Miller Project consists of 117 claims in the original lease agreement and an additional 164 claims which were staked in January 2021 for a total of 281 unpatented lode mining claims covering approximately 23.5 km2. Although the Company had filed the required documentation with the Bureau of Land Management ("BLM") and county officials as required, there was a dispute regarding ownership of 134 newly staked claims and 36 original claims. Management monitored the BLM and county registration sites to confirm whether property maintenance fees were paid on the disputed claims by the contending party. The contending party did not pay the property maintenance fees on the disputed claims when they were due on September 1, 2022.

The Company believes it is probable that a future economic benefit will flow to the Company from this property.

AUSTIN GOLD CORP. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2023 and 2022 Expressed in United States dollars, except for share data

5. E&E ASSETS (Continued)

(e) Stockade Mountain Property (Oregon, USA)

The Company entered into a mineral lease and option agreement with BMR to lease a 100% interest in the Stockade Mountain Property. Under the terms of the agreement, the Company is subject to the following pre-production payments:

May 16, 2022	$15,000	Paid
November 16, 2022	$10,000	Paid
May 16, 2023	$10,000
November 16, 2023	$15,000
May 16, 2024	$15,000
November 16, 2024 and every six months thereafter	$25,000

The Company is required to incur the following minimum E&E expenditures on the property:

May 16, 2023	$30,000	In progress
May 16, 2024	2,000 meters of drilling	In progress

BMR will retain a 2.0% net smelter return royalty on claims owned by BMR and 0.25% net smelter return royalty on third-party claims acquired within the area of influence around the property. Payments to BMR totaling $10,000,000 in any combination of pre-production payments, production or minimum royalties will reduce the production royalties on wholly owned claims by 50% to 1.0%.

6. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31,	December 31,
	2023	2022
Trade payables	$202,345	$64,600
Accrued liabilities	11,084	33,225
	$213,429	$97,825

7. SHARE CAPITAL AND OTHER RESERVES

(a) Share capital

At March 31, 2023, the authorized share capital of the Company consisted of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

AUSTIN GOLD CORP. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2023 and 2022 Expressed in United States dollars, except for share data

7. SHARE CAPITAL AND OTHER RESERVES (Continued)

(b) Other reserves

The Company's other reserves consisted of the following:

	March 31,	December 31,
	2023	2022
Other reserve - Share options	$1,867,065	$1,781,096
Other reserve - Warrants	277,954	263,596
	$2,145,019	$2,044,692

(c) Share options

The following table summarizes the changes in share options for the three months ended March 31:

	2023		2022
	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price
Outstanding, January 1,	1,093,333	$1.67	716,663	$2.37
Outstanding, March 31,	1,093,333	$1.67	716,663	$2.40

The following table summarizes information about share options outstanding and exercisable at March 31, 2023:

	Share options outstanding		Share options exercisable
Exercise prices	Number of share options outstanding	Weighted average years to expiry	Number of share options exercisable	Weighted average exercise price
$0.50 - $1.00	460,003	4.58	114,994	0.92
$2.01 - $2.50	633,330	6.95	633,330	$2.22
	1,093,333	5.95	748,324	$2.02

The total share-based compensation expense for the three months ended March 31, 2023 was $85,969 (2022 - nil) of which $71,642 has been expensed in the statement of loss and comprehensive loss and $14,327 has been capitalized to E&E assets.

AUSTIN GOLD CORP. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2023 and 2022 Expressed in United States dollars, except for share data

7. SHARE CAPITAL AND OTHER RESERVES (Continued)

(d) Warrants

The following table summarizes the changes in warrants for the three months ended March 31:

	2023		2022
	Number of warrants	Warrant reserve	Number of warrants	Warrant reserve
Outstanding, January 1,	362,833	$263,596	-	$-
Transactions during the period:
Value assigned to warrants vested - consultants	-	14,358	-	-
Outstanding, March 31,	362,833	$277,954	-	$-

8. RELATED PARTY TRANSACTIONS AND BALANCES

Key management includes the Company's directors and officers including its President, Corporate Secretary and Chief Financial Officer ("CFO").

Directors and key management compensation:

	For the three months ended
	March 31,	March 31,
	2023	2022
Management and consulting fees	$108,107	$2,132
Share-based compensation	71,642	-
Directors' fees	18,216	-
	$197,965	$2,132

For the three months ended March 31, 2023, the Company's officers incurred $7,757 (2022 - $2,917) of administration expenses in the normal course of business on behalf of the Company.

For the three months ended March 31, 2023, the Company incurred $19,225 (2022 - nil) with P2 Gold Inc., a related party of the Company, under a CFO shared-services agreement. These expenditures were expensed under management and consulting fees in the statement of loss and comprehensive loss.

As at March 31, 2023, accounts payable and accrued liabilities include $38,494 (December 31, 2022 - $7,568) owed to related parties of the Company for transactions incurred in the normal course of business.

AUSTIN GOLD CORP. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2023 and 2022 Expressed in United States dollars, except for share data

9. SUPPLEMENTAL CASH FLOW INFORMATION

The composition of cash and cash equivalents consists of:

	March 31,	December 31,
	2023	2022
Cash	$357,369	$630,623
Term deposits less than three months	3,520,527	-
	$3,877,896	$630,623

10. FINANCIAL RISK MANAGEMENT

The Company has exposure to a variety of financial risks: market risk (including currency risk and interest rate risk), credit risk and liquidity risk from its use of financial instruments.

(a) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates will affect the Company's cash flows or value of its financial instruments.

(i) Currency risk

The Company is subject to currency risk on financial instruments that are denominated in currencies that are not the same as the functional currency of the entity that holds them. Exchange gains and losses would impact the statement of loss and comprehensive loss. The Company does not use any hedging instruments to reduce exposure to fluctuations in foreign currency rates.

The Company is exposed to currency risk through cash and cash equivalents, receivables and other, marketable securities and accounts payable and accrued liabilities held in the parent entity which are denominated in CAD.

The following table shows the impact on pre-tax loss of a 10% change in the USD:CAD exchange rate on financial assets and liabilities denominated in CAD, as of March 31, 2023, with all other variables held constant:

Impact of currency rate change on pre-tax loss
	10% increase	10% decrease
Cash and cash equivalents	$1,033	$(1,033)
Receivables and other	1,306	(1,306)
Marketable securities	1,451	(1,451)
Accounts payable and accrued liabilities	(13,808)	13,808

AUSTIN GOLD CORP. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2023 and 2022 Expressed in United States dollars, except for share data

10. FINANCIAL RISK MANAGEMENT (Continued)

(ii) Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents and short-term investments. The Company's current policy is to invest cash at variable and fixed rates of interest with cash reserves to be maintained in cash and cash equivalents in order to maintain liquidity. Fluctuations in interest rates when cash and cash equivalents and short-term investments mature impact interest and finance income earned.

The impact on pre-tax loss of a 1% change in variable interest rates on financial assets and liabilities as of March 31, 2023, with all other variables held constant, would be nominal.

(b) Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its financial assets including cash and cash equivalents and short-term investments.

The carrying amount of financial assets represents the maximum credit exposure:

	March 31,	December 31,
	2023	2022
Cash and cash equivalents	$3,877,896	$630,623
Short-term investments	8,060,627	11,649,079
	$11,938,523	$12,279,702

The Company mitigates its exposure to credit risk on financial assets through investing its cash and cash equivalents and short-term investments with high-credit quality financial institutions. Management believes there is a nominal expected credit loss associated with its financial assets.

(c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities.

The Company has issued surety bonds to support future decommissioning and restoration provisions.

Contractual undiscounted cash flow requirements for contractual obligations as at March 31, 2023 are as follows:

	Carrying amount	Contractual cash flows	Due within 1 year	Due within 2 years	Due within 3 years
Accounts payable and accrued liabilities	$213,429	$213,429	$213,429	$-	$-
	$213,429	$213,429	$213,429	$-	$-

AUSTIN GOLD CORP. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2023 and 2022 Expressed in United States dollars, except for share data

10. FINANCIAL RISK MANAGEMENT (Continued)

(d) Fair value estimation

The Company's financial assets and liabilities are initially measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs.

The three levels of fair value hierarchy are as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
Level 3:	Inputs for the asset or liability that are not based on observable market data.

The Company's financial instruments consisting of cash and cash equivalents, short-term investments and accounts payable and accrued liabilities approximate their fair value due to the short-term maturity of these financial instruments.

Marketable securities are fair valued at each reporting period using NGE's share price on the TSX Venture Exchange.

The following tables present the Company's financial assets and liabilities by level within the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

As at March 31, 2023	Carrying value		Fair value
	FVTPL	Amortized cost	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$-	$3,877,896	$-	$-	$-
Short-term investments	-	8,060,627	-	-	-
Marketable securities	14,507	-	14,507	-	-
	$14,507	$11,938,523	$14,507	$-	$-

As at December 31, 2022	Carrying value		Fair value
	FVTPL	Amortized cost	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$-	$630,623	$-	$-	$-
Short-term investments	-	11,649,079	-	-	-
Marketable securities	16,473	-	16,472	-	1
	$16,473	$12,279,702	$16,472	$-	$1

AUSTIN GOLD CORP. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2023 and 2022 Expressed in United States dollars, except for share data

11. COMMITMENTS

The Company executed an introductory agent agreement with BMR (the "BMR Agreement"). Under the BMR Agreement, should a mineral property recommended by BMR be acquired by the Company, the Company shall pay an introductory agent fee. The BMR Agreement is currently in effect for the Miller Project, as of February 1, 2021, with the introductory agent fee commitment as follows:

Within 15 days of acquisition	$5,000	Paid
6 months after acquisition	$5,000	Paid
12 months after acquisition	$5,000	Paid
18 months after acquisition	$5,000	Paid
24 months after acquisition	$7,500	Paid
30 months after acquisition	$7,500
36 months after acquisition	$10,000
42 months after acquisition	$10,000
48 months after acquisition and every six months thereafter	$15,000

If commercial production is achieved on a property recommended by BMR, the Company shall pay a 0.5% net smelter return royalty on all mineral interests acquired within the area of influence of the mineral property. Introductory agent fees and net smelter return royalty payments totaling $1,000,000 paid by the Company will reduce the net smelter return royalty by 50% to 0.25%.

12. SEGMENTED INFORMATION

Exploration and development of mineral projects is considered the Company's single business segment. All of the Company's E&E assets are located in the USA.

13. SUBSEQUENT EVENTS

(a) Termination of Fourmile Basin Property mineral lease and option agreement

Subsequent to March 31, 2023, on April 13, 2023, the Company terminated the mineral lease and option agreement for the Fourmile Basin Property. As a result of the termination of the mineral lease and option agreement, the Company will write-off $860,631 capitalized to the Fourmile Basin Property as of March 31, 2023, and any expenditures incurred subsequent to March 31, 2023, in the second quarter of 2023 (refer to Note 5b).

(b) Amendment to the joint venture agreement for the Kelly Creek Project

Subsequent to March 31, 2023, on May 3, 2023, the Company and Pediment agreed to amend the terms of the option to enter joint venture agreement. Under the second amendment, the Company may exercise the option to earn a 51% interest in the project by incurring a cumulative total of C$2,500,000 of E&E expenditures on the project by June 30, 2025. This total includes the amount incurred on the project to date, which is $923,757 as of March 31, 2023. To earn an additional 19% interest (for a total of 70% interest for the Company), the Company must spend an additional C$2,500,000 on E&E expenditures with no time limit.